Exhibit 99.1

ReTo Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, CHINA – May 30, 2023 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and roadside assistance services and software development services in China, today announced that on May 26, 2023, it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has regained compliance with Nasdaq’s minimum bid price requirement under Listing Rule 5550(a)(2). Nasdaq has noted that this matter is now closed.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo, through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and software development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc